UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-39164

Indonesia Energy Corporation Limited

(Translation of registrant’s name into English)

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780

Indonesia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (“Form 6-K Report”) shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3, as amended (Registration Number 333-278175) of Indonesia Energy Corporation Limited, a Cayman Islands exempted company (the “Company”), declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 31, 2024 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendments to Executive Employment Agreements

On December 29, 2025, the Company entered into a Fourth Amendment to Employment Agreement (the “Ingriselli Fourth Amendment”) with Frank Ingriselli, the Company’s President. The effective date of the Ingriselli Fourth Amendment was January 1, 2026. The Ingriselli Fourth Amendment amends that certain Employment Agreement between the Company and Mr. Ingriselli, effective February 1, 2019, as subsequently amended in 2020, 2022 and 2024, respectively (collectively, the “Ingriselli Agreement”).

Pursuant to the Ingriselli Fourth Amendment: (i) the term of the Ingriselli Agreement was extended to December 31, 2026, unless terminated earlier pursuant to the terms of the Ingriselli Agreement; (ii) the pre-tax annual base salary for Mr. Ingriselli will remain at US$150,000; and (iii) Mr. Ingriselli was granted an award of 30,000 ordinary shares, vesting on July 1, 2026 and subject to a lock-up period of 180 days from the vesting date. The Ingriselli Agreement will not be subject to renewal without the prior written agreement of the Company and Mr. Ingriselli.

On January 1, 2026, the Company entered into a Fourth Amendment to Employment Agreement (the “Overholtzer Fourth Amendment”) with Gregory Overholtzer, the Company’s Chief Financial Officer. The effective date of the Overholtzer Fourth Amendment was January 1, 2026. The Overholtzer Fourth Amendment amends that certain Employment Agreement between the Company and Mr. Overholtzer, effective February 1, 2019, as subsequently amended in 2020, 2022 and 2024, respectively (collectively, the “Overholtzer Agreement”).

Pursuant to the Overholtzer Fourth Amendment: (i) the term of the Overholtzer Agreement was extended to December 31, 2027, unless terminated earlier pursuant to the terms of the Overholtzer Agreement; and (ii) the pre-tax annual base salary for Mr. Overholtzer will remain at US$80,000. The Overholtzer Agreement will not be subject to renewal without the prior written agreement of the Company and Mr. Overholtzer.

Except for the foregoing, no further changes were made to either the Ingriselli Agreement or the Overholtzer Agreement.

The foregoing description of the Ingriselli Fourth Amendment and the Overholtzer Fourth Amendment is a summary only and does not purport to be complete and, is qualified in its entirety by reference to the full text of such documents, the forms of which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDONESIA ENERGY CORPORATION LIMITED

Dated: January 2, 2026	By:	/s/ Wirawan Jusuf
	Name:	Wirawan Jusuf
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Fourth Amendment to Employment Agreement, dated December 29, 2025, between the Company and Frank Ingriselli.
10.2	Fourth Amendment to Employment Agreement, dated January 1, 2026, between the Company and Gregory Overholtzer.